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Subsidiaries of Numerex Corp.

Broadband Networks, Inc.	(Tier 1)
Bronzetech Limited (Incorporated in the United Kingdom)	(Tier 1)
CellemetryXG Customer Services, LLC	(Tier 1)
DCX Systems, Inc.	(Tier 1)
DCX Systems (Australia) PTY Limited (Incorporated in Australia)	(Tier 1)
Digilog, Inc.	(Tier 1)
Airdesk, LLC	(Tier 1)
Orbit One, LLC	(Tier 1)
Ublip, LLC	(Tier 1)
Cellemetry LLC¹	(Tier 1)
Uplink Security, Inc.	(Tier 2)
Numerex Investment Corp.	(Tier 1)
BNI Solutions LLC	(Tier 2)
DCX Systems (Australia) Pty Limited	(Tier 2)
Numerex Solutions LLC	(Tier 2)
MobileGuardian LLC	(Tier 2)

Tier 1 subsidiaries are those owned directly by Numerex Corp.  Tier 2 are subsidiaries of Numerex Corp.’s subsidiaries.

¹Prior to March 28, 2003, the Company owned 60%. Cingular Wireless LLC owned the remaining 40%. After March 28, 2003 the Company owned 100%.